Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

CLARIFICATION ANNOUNCEMENT

PetroChina Company Limited (the “Company”) noted some media reports on 19 January 2022 concerning PetroChina Fuel Oil Company Limited.

PetroChina Fuel Oil Company Limited is a wholly-owned subsidiary of the Company. National Audit Office of the People’s Republic of China found in its routine audit that PetroChina Fuel Oil Company Limited had violations in crude oil trading. The Company has always been actively cooperating with the investigation, carefully checking its internal control systems, improving its relevant policies for crude oil trading and conducting the rectification of relevant issues. At present, the production and operation of the Company have not been affected.

The Company would like to remind all the investors that all the information about the Company will be and only be officially published through designated media, i.e., China Securities Journal, Shanghai Securities News, Securities Times, Securities Daily, the websites of Shanghai Stock Exchange (http://www.sse.com.cn) and The Stock Exchange of Hong Kong Limited (http://www.hkexnews.hk). Investors are advised to invest rationally and beware of investment risks.

By order of the Board

PetroChina Company Limited

Company Secretary

Chai Shouping

Beijing, the PRC

20 January 2022

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Hou Qijun as Vice Chairman and non-executive Director; Mr. Duan Liangwei, Mr. Liu Yuezhen and Mr. Jiao Fangzheng as non-executive Directors; Mr. Huang Yongzhang and Mr. Ren Lixin as executive Directors; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.